EX-28.d.3.c.i

EXHIBIT A
SUBADVISORY AGREEMENT
AMONG
NATIONWIDE VARIABLE INSURANCE TRUST,
NATIONWIDE FUND ADVISORS
AND LAZARD ASSET MANAGEMENT LLC

Effective December 10, 2015
As amended October 1, 2025*

Funds of the Trust	Subadvisory Fees
NVIT International Equity Fund	0.325% on Subadviser Assets up to $50 million; and 0.275% on Subadviser Assets of $50 million or more

*	As approved at the Board of Trustees Meeting held on June 9-10, 2025.

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IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST
NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Christopher Graham
Name:	Christopher Graham
Title:	SVP, Chief Investment Officer

ADVISER
NATIONWIDE FUND ADVISORS

By:	/s/ Christopher Graham
Name:	Christopher Graham
Title:	SVP, Chief Investment Officer

SUBADVISER
LAZARD ASSET MANAGEMENT LLC

By:	/s/ Nathan Paul
Name:	Nathan Paul
Title:	Chief Operating Officer